

Mail Stop 4631   May 7, 2010

John Fallini
Chief Financial Officer and Secretary
Altair Nanotechnologies Inc.
204 Edison Way
Reno, NV 89502

>   **Re: Altair Nanotechnologies Inc.**
>   **Registration Statement on Form F-4**
>   **File No. 333-166140**
>   **Filed on April 16, 2010**

Dear Mr. Fallini:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please consider the applicability of Rule 415 to the subject offering and provide us with your views. If you conclude that Rule 415 applies, provide the undertakings required Item 512(a) of Regulation S-K.

2. Please confirm that after an entity governed by Nevada law is created in this transaction, the newly-created Nevada entity will: (i) file a post-effective amendment to this registration statement expressly adopting such statements as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934, (ii) such amendment will become effective before securities governed by Nevada law are exchanged for securities governed by Canada law. Refer generally to Interpretation 611.03 of the Division's

Securities Act Rules Compliance and Disclosure Interpretations.

Cover Page

3. Please revise the cover to include the information required by Item 501(b)(2) of Regulation S-K.

United States Federal Income Tax Considerations, page 39

4. Please clearly indicate that the discussion of the US material federal income tax consequences of the transaction is the opinion of Parr Brown Gee & Loveless. In locations where you state "we believe . . .", please ensure that the relevant statement regarding the material tax consequence is attributed to counsel.

5. We note the statement in the first paragraph indicating that the disclosure covers "certain" material United States federal income tax consequences of the transaction. Please revise your disclosure to indicate, if true, that the discussion covers all material federal income tax consequences.

6. Revise to remove the word "generally" wherever it appears. Use of the term may imply that investors cannot rely on the disclosure. Alternatively, describe the basis for any uncertainty of the federal income tax consequences for United States holders.

Canadian Federal Income Tax Consequences, page 45

7. Please clearly state that the discussion of the Canadian material federal income tax considerations of the transaction is the opinion of Cassels Brock & Blackwell LLP. Please remove statements that indicate that the disclosure is a "summary," "general" description, or non-exhaustive discussion of the Canadian federal income tax considerations.

Exhibit 5.1

8. Please have counsel revise to indicate that it is opining on the corporate laws of Nevada – the jurisdiction governing the common shares to be issued in the redomestication.

9. We note that the opinion is limited to the date on which counsel rendered the opinion.   Please have counsel revise the opinion to speak as of or through the date of effectiveness of the registration statement.

10. Please have counsel opine on the legality of the rights attached to the common stock.

Exhibit 5.2

11. Exhibit 5.2 should be designated as Exhibit 8.1. See Item 601(b)(8) of Regulation S-K.

12. We note your statement in the third paragraph that "insofar as the statements in the Registration Statement under the caption *Proposal 1 — The Domestication — United States Federal Income Tax Considerations*" purport to constitute summaries of matters of U.S. federal income tax law, those statements fairly summarize the matters described therein in all material respects." Please revise this statement to state clearly that the discussion in the United States Federal Income Tax Considerations section of the Prospectus is counsel's opinion rather than an accurate summary of the material tax consequences.

Exhibit 5.3

13. Please revise to state clearly that the discussion in the Canadian Federal Income Tax Considerations section is counsel's opinion

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure

in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Bryan T. Allen
        Parr Brown Gee & Loveless
        By facsmile at (801) 532-7750